Exhibit (a)(5)(D)

Dear Employees:

Attached is a press release we issued this morning announcing a plan to repurchase up to $550 million of the Company's outstanding common shares. As noted, this announcement underscores our confidence in the Company's current strategy and future growth potential.

As always, thank you for your hard work and continued commitment to Helen of Troy.

Sincerely,

Thomas J. Benson
CEO

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